Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com

P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Disclosure requirement – Camillo Eitzen & Co ASA

Orkla ASA has today acquired 46 000 shares in Camillo Eitzen & Co ASA. After this transaction Orkla owns 2 157 800 shares in the company, which represents 5.03 % of the share capital.

Orkla ASA,
Oslo, 22 December 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Orkla to own 100 % of the world's largest company in the field of processed aluminium solutions

- Orkla and Alcoa implement a structural solution

On 22 December, Orkla and Alcoa concluded an agreement on the exchange of assets in two jointly-owned companies. Orkla is taking over Alcoa's 45.45 % equity interest in Sapa Profiles, making it 100 % owner. At the same time, Alcoa is taking over Orkla's 50 % equity interest in the aluminium smelting company Elkem Aluminium, making it wholly owned by Alcoa.

"Orkla has a number of exciting development opportunities, at the same time we need to set priorities within the portfolio of businesses. Orkla recognises significant value creation potential within the Sapa structure once economic trends return to normal. The exchange transaction converts two partially-owned positions into one wholly-owned position, giving greater strategic control and facilitating a simplification in Orkla's structure," states Orkla's President and CEO Dag J. Opedal.

"Elkem Aluminium has been an important part of Elkem's development. The company consists of two well-run works in Mosjøen and on Lista, but its

operations are limited to Norway. Alcoa has been Elkem's partner, owning 50 % of the works for nearly 50 years. Alcoa, one of the world's leading aluminium manufacturers, is highly well qualified for further developing Elkem Aluminium. At the same time, we are pleased that cooperation between Alcoa and Elkem will continue within defined areas of energy and technology", remarks Opedal.

The two stakes are assessed equally on a debt-free basis, and the transaction will have no significant cash flow-related effects for Orkla. It is expected that the transaction will be concluded in the first quarter of 2009 and that Orkla will earn a small gain for accounting purposes. The agreement requires the approval of Orkla's Corporate Assembly and from the relevant authorities.

"In demanding times such as these, it is important to have an owner with a long-term business perspective. Through Orkla's ownership, Sapa will have the steering and stability to implement the established strategy, focusing on developing up differentiated solutions for its customers. The objective of a 15-20 % return on capital during an economic cycle stands firm, despite the fact that the global markets are currently very weak," says Ole Enger, President and CEO of Sapa.

The building/construction and the automotive industries are among the largest purchasers of aluminium products. As a result of the global credit crunch, end-user demand has dropped steeply, and both Elkem Aluminium and Sapa Profiles are seeing a negative profit trend during the current quarter.

Consequently, Sapa Profiles has reduced production significantly by temporarily stopping operations at most factories for a period of time through December and into January. It is estimated that the Sapa Group will post an underlying EBITA result of about -NOK 150 million in Q4 and approx. +NOK 650 million for 2008 as a whole. Owing to a significant decline in aluminium prices, over and above this, the Sapa Group will take write-downs for accounting purposes on the value of its stock, estimated at NOK 300-400 million.

Sapa has downsized its workforce by 15 % (1800 man-years) in 2008. Further structural measures and downsizing will be carried out in 2009. It is also expected that a provision of about NOK 200 million for new restructuring measures will be recognised in Q4.

Elkem Aluminium will be defined as a discontinued operation in Orkla's annual financial statements for 2008. Thus the figures on the income statement from Elkem Aluminium will be extracted from Orkla's ordinary profit, and the net profit performance will be presented on a separate line as discontinued operations. Historical comparative figures for 2006 and 2007 will be adjusted accordingly.

Oslo, 23 December 2008
Orkla ASA

Reference:
Rune Helland, SVP Investor Relations (Orkla),

Tel.: +47 97 71 32 50

Ole Kristian Lunde, SVP Corporate Communications (Orkla),
Tel.: +47 90 94 31 35

Johan Chr. Hovland, SVP Public Affairs (Elkem),
Tel.: +47 91 76 34 91

***Orkla** operates in the branded consumer goods, aluminium solutions, renewable energy, materials, and financial investment sectors. The Group has a turnover of NOK 70 billion and 35,000 employees in more than 40 countries.*

***Sapa** is a leading international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa is wholly-owned by Orkla, and consists of the three wholly-owned business units; Sapa Profiles, Sapa Building System and Sapa Heat Transfer. Sapa has a turnover of approximately SEK 35 billion, with 15,000 employees all over Europe, in North and Central America and in China. Sapa is one of Europe's leading companies within its fields and it has customers in the transport, building, engineering and telecom industries.*

***Elkem Aluminium ANS** is Norway's second largest producer of primary aluminium. The plants Elkem Aluminium Lista and Elkem Aluminium Mosjøen manufacture alloyed aluminium products in various formats. The*

foundries are equipped to serve the European market for high-quality products in the form of extrusion billets, rolling ingots and casting alloys.

Alcoa *is the world's leading producer and manager of primary aluminium, fabricated aluminium and alumina facilities, and is active in all major aspects of the industry.*

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway   Tel: +47-2254 4000 E-mail: info@orkla.no

Orkla has received a decision in the tax case regarding realised convertible bonds in REC

Reference is made to the notice to the Oslo Stock Exchange on 5 November 2008 regarding realised convertible bonds in REC. Orkla has now received the decision by the Tax Office for Large Enterprises (SfS), in line with the draft, whereby SfS maintains full taxation and assesses the value of each REC share at the date of conversion in early March 2006 at NOK 81.50.

Orkla disagrees both with the cited basis for tax liability and with the assessed value, and will follow it up with an appeal or legal action.

Orkla ASA
Oslo, 22 December 2008

Contact:
Rune Helland, SVP Orkla Investor Relations
Tel: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 44 26

END